                                                                    EXHIBIT 21.1



Spacetec IMC GmbH incorporated in Germany.

Spacetec IMC SARL incorporated in France.

Spacetec IMC Limited incorporated in England and Wales.

Spacetec IMC Securities Corporation incorporated in Massachusetts.

Spacetec IMC International Corporation, incorporated in the U.S. Virgin Islands.

Spatial Systems Limited, incorporated in Australia.